Filed by Xperi Corporation
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF Holdco Corporation
Commission File No.: 333-236492

Xperi and TiVo Mail Proxy Materials for Proposed Merger

Stockholder Meetings to be Held on May 29

Transaction Expected to Close in Second Quarter

SAN JOSE, California (April 23, 2020) – Xperi Corporation (Nasdaq: XPER) and TiVo Corporation (Nasdaq: TIVO) filed definitive proxy materials with the Securities and Exchange Commission in connection with their proposed merger and are mailing proxy materials for the merger.

A special meeting of the stockholders of Xperi to consider and vote on the merger will be held virtually on May 29, 2020 at 9:00 AM Pacific. Xperi stockholders of record as of April 13, 2020 will be entitled to vote at the special meeting. A special meeting of the stockholders of TiVo to consider and vote on the merger will be held virtually on May 29, 2020 at 9:00 AM Pacific. TiVo stockholders of record as of April 13, 2020 will be entitled to vote at the special meeting.

The boards of directors of both companies approved the merger and encourage their respective stockholders to vote in favor of the merger by following the instructions in the proxy materials for the merger.

“We are encouraged by the support we are getting from all of our stakeholders – customers, stockholders, partners, and employees. This past week we had virtual meetings with the credit rating agencies and are confident we will obtain the financing necessary to complete the transaction. Our teams have continued to work diligently during this unprecedented global crisis and we remain on track to close in the second quarter,” said Jon Kirchner, chief executive officer of Xperi.

“We remain on track for, and excited by, our transformative merger with Xperi. Integration planning has been a focus for both companies and I am pleased with the level of collaboration and significant progress that has been made,” said Dave Shull, chief executive officer of TiVo. “More broadly, the challenges of our current environment have served to highlight the value of being able to successfully bring together the Xperi and TiVo technology, products, and people and we remain enthusiastic about the transaction.”

The proposed merger is subject to customary closing conditions, including approval of the merger by the stockholders of both companies and regulatory approvals.

Additional information about the proposed merger, including the proxy materials for the merger, can be found at https://xperitivo.transactionannouncement.com/.

About Xperi Corporation

Xperi Corporation (Nasdaq: XPER) and its brands DTS, IMAX Enhanced, HD Radio, and Invensas, are dedicated to creating innovative technology solutions that enable extraordinary experiences for people around the world. Xperi’s solutions are licensed by hundreds of leading global partners and have shipped in billions of products in areas including premium audio, automotive, broadcast, computational imaging, computer vision, mobile computing and communications, memory, data storage, and 3D semiconductor interconnect and packaging. For more information, please call 408-321-6000 or visit www.xperi.com.

About TiVo Corporation

TiVo Corporation (Nasdaq: TIVO) brings entertainment together, making it easy to find, watch and enjoy. We serve up the best movies, shows and videos from across live TV, on-demand, streaming services and countless apps, helping people to watch on their terms. For studios, networks and advertisers, TiVo delivers a passionate group of watchers to increase viewership and engagement across all screens. Go to tivo.com and enjoy watching.

Contacts

Xperi Investor Contact:

Geri Weinfeld

818-436-1231

geri.weinfeld@xperi.com

TiVo Investor Contact:

Debi Palmer

818-295-6651

debi.palmer@tivo.com

or

MacKenzie Partners, Inc.

Bob Marese/John Bryan

212-929-5500

Important Information and Where to Find It

In connection with the proposed transaction, XRAY-TWOLF HoldCo Corporation (“Holdco”) has filed with the U.S. Securities and Exchange Commission (“SEC”), and the SEC has declared effective on April 22, 2020, a registration statement on Form S-4 (File No. 333-236492) that includes a joint proxy statement of Xperi Corporation (“Xperi”) and TiVo Corporation (“TiVo”) and that also constitutes a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC (when available) by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov, through the website maintained by Xperi and TiVo at https://xperitivo.transactionannouncement.com/ or by contacting the investor relations department of Xperi or TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

1-818-436-1231

IR@Xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

(818) 295-6651

Attn: Investor Relations

IR@TiVo.com

Participants in the Solicitation

Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s annual report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 18, 2020. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters, the outbreak of coronavirus or similar outbreaks or pandemics, and their effects on economic and business environments in which Xperi and TiVo operate, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SOURCE: XPERI CORP

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